Continuation Sheet

                                     Form 4

                       Statement of Beneficial Ownership

     Explanation of Responses:

     (1) Pro rata distribution from Interlaken Investment Partners, L.P. ("Investment Partners") to its partners of 2,387,795 shares of common stock of First Marblehead Corporation, which distribution includes distribution of 638,773 shares to the reporting person, in his individual capacity, 407,596 to Interlaken Investment Management Partners, L.P. ("Investment Management") and 63,878 shares to The Berkley Foundation, Inc. ("The Berkley Foundation").

     (2) Includes 7,808,165 shares held by Investment Partners, 407,596 shares held by Management Partners and 63,878 shares held by The Berkley Foundation. The reporting person is the President of The Berkley Foundation and may be deemed to be the beneficial owner of the 63,878 shares of Common Stock held by The Berkley Foundation. The reporting person is the President and the sole general partner of Investment Management which is the sole general manager of Investment Partners. As such, the reporting person indirectly controls Investment Partners and Investment Management and may be deemed to have the beneficial ownership of 7,808,165 shares and 407,596 shares held by Investment Partners and Investment Management, respectively. The reporting person disclaims beneficial ownership of all shares of common stock owned by The Berkley Foundation, Investment Partners and Management Partners except, in each case, to the extent of any indirect pecuniary interest therein. In prior reports, the reporting person reported beneficial ownership of 10,195,960 shares held by Investment Partners.